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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                (RULE 14D--100)

                             TENDER OFFER STATEMENT

   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             HELLER FINANCIAL, INC.

                       (Name of Subject Company (Issuer))

                        HAWK ACQUISITION CORP. (OFFEROR)
                          a wholly-owned subsidiary of

                      GENERAL ELECTRIC CAPITAL CORPORATION

    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                CLASS A COMMON STOCK, PAR VALUE $0.25 PER SHARE;
                CLASS B COMMON STOCK, PAR VALUE $0.25 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   423328103

                             (Class A Common Stock)

                     (CUSIP Number of Class of Securities)
                           --------------------------

                             NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                              260 LONG RIDGE ROAD
                          STAMFORD, CONNECTICUT 06927
                                 (203) 357-8000

      (Name, Address and Telephone Numbers of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                            THOMAS A. ROBERTS, ESQ.
                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                  $5,510,186,625                                      $1,102,037.33

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $53.75 per share in cash, pursuant to the Offer to Purchase, of all 46,397,603 issued and outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock") and all 51,050,000 issued and outstanding shares of Class B common stock, par value $0.25 per share, of Heller Financial, Inc., and 5,067,497 shares of Class A Common Stock issuable upon exercise of certain outstanding stock options, in each case as of July 23, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/ /  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid: None                           Filing Party: Not applicable
                       Form or Registration No.: Not applicable               Date Filed: Not applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/ third-party tender offer subject to Rule 14d-1.

    / / issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Hawk Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to purchase all of the outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock"), of Heller Financial, Inc., a Delaware Corporation (the "Company"), and all the outstanding shares of Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"), of the Company, at a purchase price of $53.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and GE Capital.

    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, the Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto, the Support Agreement, dated as of July 30, 2001, by and among GE Capital, the Purchaser and Fuji America
Holdings, Inc., a Delaware Corporation, a copy of which is attached as Exhibit (d)(2) hereto, the Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company, a copy of which is attached as Exhibit (d)(3) hereto, and the Assignment and Assumption of Amended and Restated Keep Well Agreement, dated as of July 30, 2001, by and among the Company, The Fuji Bank, Limited, The Fuji Bank, Limited, New York Branch, and GE Capital, a copy of which is attached as Exhibit (d)(4) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    During the last five years, none of Purchaser, GE Capital or, to the best of their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 10. FINANCIAL STATEMENTS.

    Not Applicable.

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase, dated August 3, 2001.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.

(a)(1)(E)  Form of Letter to Clients for Use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Press release issued by GE Capital on July 30, 2001
           (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30,
           2001).

(a)(1)(H)  Form of Summary Advertisement, dated August 3, 2001.

(b)        Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.

(d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America Holdings, Inc.

(d)(3) Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.

(d)(4)     Assignment and Assumption of Amended and Restated Keep Well
           Agreement, dated July 30, 2001, by and among GE Capital, The
           Fuji Bank, Limited, The Fuji Bank, Limited, acting by and through its New York Branch, and the Company.

(g)        Not applicable.

(h)        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HAWK ACQUISITION CORP.

                                                       By:  /s/ NANCY E. BARTON
                                                            -----------------------------------------
                                                            Name: Nancy E. Barton
                                                            Title:  Vice President

                                                       GENERAL ELECTRIC CAPITAL CORPORATION

                                                       By:  /s/ NANCY E. BARTON
                                                            -----------------------------------------
                                                            Name: Nancy E. Barton
                                                            Title:  Senior Vice President

Dated: August 3, 2001

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------

(a)(1)(A)               Offer to Purchase, dated August 3, 2001.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

(a)(1)(E)               Form of Letter to Clients for Use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Press release issued by GE Capital on July 30, 2001
                        (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30,
                        2001).

(a)(1)(H)               Form of Summary Advertisement, dated August 3, 2001.

(b)                     Not applicable.

(d)(1)                  Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.

(d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America Holdings, Inc.

(d)(3)                  Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.

(d)(4)                  Assignment and Assumption of Amended and Restated Keep Well
                        Agreement, dated July 30, 2001, by and among GE Capital, The
                        Fuji Bank, Limited, The Fuji Bank, Limited, acting by and
                        through its New York Branch, and the Company.

(g)                     Not applicable.

(h)                     Not applicable.